Himalaya Shipping Ltd. (HSHP) – Delivery of Mount Neblina and commencement of charter

Hamilton, Bermuda, August 29, 2023

Himalaya Shipping Ltd. is pleased to announce that it has successfully taken delivery of the sixth of the twelve 210,000 dwt Newcastlemax dual fuel newbuildings the Company has on order from New Times Shipyard.

The vessel ("Mount Neblina") will commence a minimum 24-month time charter with an evergreen structure thereafter and will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charter also includes a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charter to fixed rate based on the prevailing forward freight agreement (FFA) curve from time to time.

"We are excited to take delivery of the sixth vessel, which is chartered to a leading commodity trading house. The shipyard has again delivered a high-quality vessel slightly ahead of schedule. Mount Neblina will add another state-of-the-art vessel to the youngest dry bulk fleet on the water today. It is encouraging that three vessels of the Himalaya fleet have bunkered with LNG in Singapore over the last month, which makes us confident in our choice to invest in dual fuel engines. Less than 2% of the Capesize fleet can run on LNG which brings the company in the pole position to benefit from the environmental regulations being introduced" says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +4791831590

About Himalaya Shipping Ltd.:
Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has six vessels in operation and six Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements
This announcement includes forward-looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions, and include statements relating to our statements with respect to the delivery of Mount Neblina and the terms of its charter, statements with respect to the vessels already delivered and our business. The forward-looking statements in this announcement are based upon various assumptions regarding the Company's present and future business, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events, including the Company's actual results, performance or achievements, to differ materially from the expectations expressed or implied by the forward-looking statements included herein.